FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending December 7, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Issued - Thursday 7th December 2006



                                   GLAXOSMITHKLINE PLC
                        ANNOUNCES CHANGES TO BOARD COMMITTEES


The Board has appointed Sir Christopher Gent a member of the Remuneration Committee and Dr Dan Podolsky a member of the Audit Committee, both with effect from 1st January 2007.

A table showing the membership of the Board and its committees with effect from 1st January 2007 is attached.



S M Bicknell
Company Secretary
7th December 2006


                            ________________________




                       BOARD AND COMMITTEE MEMBERSHIP
                               WITH EFFECT FROM
                               1ST JANUARY 2007.


Sir Christopher Gent                 Chairman

Sir Ian Prosser                      Senior Independent Non-Executive Director

Dr J-P Garnier                       Chief Executive Officer

Mr Julian S Heslop                   Chief Financial Officer

Dr Moncef Slaoui                     Executive Director, Chairman,
                                     Research & Development



Mr H Larry Culp                      Independent Non-Executive Director

Sir Crispin Davis                    Independent Non-Executive Director

Sir Deryck Maughan                   Independent Non-Executive Director

Dr Dan Podolsky                      Independent Non-Executive Director

Dr Ronaldo Schmitz                   Independent Non-Executive Director

Mr Tom De Swaan                      Independent Non Executive Director

Sir Robert Wilson                    Independent Non-Executive Director








Board Committee                    Committee Chairman                    Members

Audit                              Mr Tom De Swaan                       Sir Deryck Maughan
                                                                         Dr Dan Podolsky
                                                                         Sir Ian Prosser
                                                                         Dr Ronaldo Schmitz
                                                                         Sir Robert Wilson


Remuneration                       Sir Robert Wilson                     Mr H Lawrence Culp
                                                                         Sir Crispin Davis
                                                                         Sir Christopher Gent
                                                                         Dr Ronaldo Schmitz


Nominations                        Sir Christopher Gent                  Sir Ian Prosser
                                                                         Dr Ronaldo Schmitz

Corporate Responsibility           Sir Christopher Gent                  Sir Ian Prosser
                                                                         Dr Dan Podolsky
                                                                         Mr Tom de Swaan


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 7, 2006                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc